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Women-ledMinority-ownedFamily-friendlyQuick bite
B'More Made with Pride Commercial & Cafe

Shared incubator with a cafe

6615- 6617 Harford Road
Baltimore, MD 21214
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THE PITCH
B'More Made with Pride Commercial & Cafe is seeking investment to expand our successful commercial kitchen so we can add space for at least
10 new food businesses.
Generating RevenueExpanding Location
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INVESTOR PERKS

B'More Made with Pride Commercial & Cafe is offering perks to investors. You earn the most valuable perk available based on your total
investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

B'More Mindful Package Invest $500 or more to qualify. 50 of 50 remaining

A B'More Made with Pride Mug, 5% off all purchases until October 2022

B'More Original Package Invest $1,000 or more to qualify. 20 of 20 remaining

A B'More Made with Pride Mug, 5% off all purchases until October 2022, B'More Basket with artisanal treats from the Café.

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A UNIQUE KITCHEN FOR UNIQUE PEOPLE
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OUR STORY

I went from being bullied to being the "Queen of Brittle." My name is Natasha and I am the CEO of Natasha's Just Brittle and I'm also hailed the
"The Brittle Queen" and chief brittle maker. People who know my story know that Natasha's Just Brittle began by teaching my daycare children a
lesson in business, but the origins truly began in the summer of 1983 when I tried to take my life because I was being bullied. My Grandma told
me three things that day that would shape me into the woman I am. First, she said that my life was not my own to take. Secondly, she said that I
was here to serve God, Family and my community and lastly, she said that I was here to fulfill a purpose. Shortly after, my Grandma took a few
dollars from her social security check so that I could buy ingredients to make yummy desserts. In 2009, Natasha's Just Brittle was born.

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My confections were featured on QVC. Although we sold-out of brittle on the show, I did not have a suitable facility or staff to manufacture the
volume of handcrafted brittles, so in 2016 I opened my own facility to create my delicious brittle. In 2018 I sought a dual license and opened
B'More Made with Pride Commercial Kitchen to further support myself and fellow artisans. Natasha's Just Brittle/ B'More Made with Pride is the
third licensed commercial Kitchen in Baltimore City. I am the only female owned, Black owned processing plant and commercial kitchen with a

Café.

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NATASHA'S JUST BRITTLE QVC
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Natasha's Just Brittle featured on QVC

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OUR MISSION

It is my mission to create job opportunities for the youth of Baltimore City. It is my mission to support entrepreneurship. It is my mission to create, build and leave a legacy for my family, the people who work along side me and my community.

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BUSINESS MODEL

The pandemic has forced me to get still and think out of the box. Today's model includes mentoring culinary artisans, entrepreneurs and collaborating. My latest offerings is the expansion of The Café @ B'More Made with Pride and the Processing Plant. Our Café will feature fast casual dining for 25 guest. The Café is three restaurants fused into one sweet place showcasing a breakfast menu, a classic menu with a soulful twist, a soul food menu, Natasha's Just Brittle treats, gourmet desserts and wares from local artisans. The fall season brings back some of our community events which include children's cooking classes, game nights, brittle bark & wine pairings and private dinner parties. Debuting in November 2021, come Eat, Drink & B'More Happy with us.

PUSHING THROUGH THE PANDEMIC
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Independent food businesses working together to get through the pandemic.

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THE SPACE

This expansion is vital for the growth of B'More Made with Pride. The expansion of the cafe will allow me to open up the commercial kitchen to at least 10 more food businesses. In the first quarter of 2022, I will be expanding the processing plant to give 8 intermediate makers the space, the equipment and the team to grow and possibly assist with getting their products on the shelves of major grocery chains. Our new expanded café is located at 6617 Harford Road.

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MENU –THE CAFE @ B'MORE MADE WITH PRIDE
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INTENDED USE OF FUNDS

I am a few weeks away from opening the Café. Because of the lack of funds, I couldn't put all the finishes and bells & whistles that I envisioned in the café and there are still some things that we need in the commercial kitchen to make B'More Made with Pride competitive with the other shared kitchens in Baltimore. If funded, the money will be used to purchase wood flooring, café lighting, a combo refrigerator, commercial blenders, an ice maker, an ice cream case and an over the counter shelf for the kitchen. I will use $5000 to make wholesale purchases from local artisans to put on the shelves in the Café. The Café will be showcasing local products like olive oils, vinaigrettes, coffees & teas, spices, sauces etc. Remaining funds will be used as working capital.

$2000 wood flooring
$1000 cafe lighting
$10,000 commercial equipment commercial equipment
$7500 working capital
$5000 Beginning Inventory
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TEAM EXPERIENCE

As an entrepreneur I carry many hats and I do a lot. I am an alumni of Goldman Sachs 10000. I have learned to let people help. Introducing the ladies and gentleman helping me operate and grow this culinary hub.

THE TEAM
Colleen
Commercial Kitchen Manager

Chef Colleen has an associate of arts degree in professional cooking from Baltimore's International Culinary College, and is a ServSafe certified food handler. She has been in the foodservice industry for almost 30 years and has worked both back and front of house.

Colleen's love of cooking began as a child learning at her father's knee. Fishing and crabbing on the Chesapeake Bay fueled her passion for local cuisine.

 She is excited to be a part of the growing family of businesses at B'More Made With Pride! She will manage the vendors who use the commercial kitchen.

Ashley
Cafe kitchen Manager

Chef Ashley Walker aka Chef ¶ie is a graduate of Western Tech high school for culinary arts & University of MD Eastern Shore for hotel/restaurant management & culinary arts. She has been working in the food service industry for over 15 years working various positions throughout the industry such as server, hostess, event coordinator, prep, expo, dining manager and sous chef. Chef ¶ie offers an unique classic menu with a soulful twist at B'More Made with Pride cafe. She will manage the cafe's kitchen

Natasha
Front Cafe & Processing Plant Manager

Natasha Brown- Wainwright (also known as "The Brittle Queen" is the owner and CEO of B'More Made with Pride Commercial Kitchen & Cafe. Natasha oversees the front of the cafe and the processing plant.

Zen Smith
Accountant

Founder and President Zen Smith brings a competitive edge to her accounting services, having gained immense knowledge working with the Internal Revenue Service (IRS) for 5 years. Zen earned her Bachelor of Science degree in Accounting and has worked with various other accounting firms and businesses to sharpen her expertise.

Sameeha
Website Manager

Sameeha is a graphic designer, small business owner, and mom to two little girls. She lives in Frederick, Maryland with her family and loves reading, traveling, and decorating. Sameeha has a degree in graphic design from the University of Maryland, Baltimore County, and started her freelance graphic design company, The Inked Leaf, in 2012. Her work has been featured in HGTV Magazine, The Knot Weddings, Washingtonian Bride & Groom, and more.

Mike
Processing Plant Manager

Mike is the CEO of Lulu Chews Dairy Free Caramels which operates out of B'More Made with Pride. He will be second in command for the processing plant.

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BUILDING THE LEGACY

It's my mission to create and build a legacy for my family, the people who work along side me and my community. The goal is to open 3 more B'More Made with Pride Commercial Kitchens & Cafes in areas where shared kitchens are needed. My wish is to make all of the kitchens worker-owned cooperatives. Below features a clip from a pitch Competition that I won to secure working capital for my company.

November 2021- The Cafe @ B'More Made with Pride Opens
November 2021- ten spots made available at B'More Made with Pride Commercial Kitchen
November 2021- start building out the processing plant
December 2021- celebration party for The Cafe @ B'More Made with Pride
January 2022- opening of Made Pride Processing Plant
January 2022- Make B'More Made with Pride Commercial Kitchen a worker owned cooperative
January 2022- Add a vegan artisan to the menu
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BUILDING A LEGACY
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PICTURES AT DUCLAW BREWERY
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PARTNERSHIP: DUCLAW BREWING & NATASHA'S JUST BRITTLE
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THE B'MORE MADE WITH PRIDE FAMILY
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COFFEE WITH NATASHA'S JUST BRITTLE
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VISIT BALTIMORE MEET THE MAKER: NATASHA'S JUST BRITTLE
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PRESS
Head to This Hamilton Brittle Business to Get Your Next Sugar Fix

Natasha's Just Brittle owner operates the only female- and Black-owned commercial kitchen in Baltimore.

17 Black-Owned Food And Drink Brands You Can Shop Online

August is National Black Business Month. Here are delicious ways to show your support.

Natasha's Just Brittle founder prepares to expand her culinary incubator

The road wasn't easy at first for Natasha Wainwright as she worked to get her candy company off the ground.

Brittle and Buzz - Baltimore Style

Natasha Brown Wainwright and Ginny Marks each credit some kind of divine intervention for their laun

Woman Entrepreneur Expands Baltimore's Only Black-Owned Commercial Kitchen and Cafe

Collaboration is key

Natasha's Just Brittle founder prepares to expand her culinary incubator, B'More Made With Pride

Baltimore Business helping other Baltimore Businesses

Order Online
Buy Gift Cards
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
commercial equipment $10,000
wood flooring $2,000
lighting $1,000
Working Capital $5,500
Mainvest Compensation $1,500
Store Inventory $5,000
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $500,000 $550,000 $588,500 $617,925 $636,462
Cost of Goods Sold $36,000 $36,000 $36,000 $36,000 $36,000
Gross Profit $464,000 $514,000 $552,500 $581,925 $600,462

EXPENSES

Legal & Professional Fees $10,800 $10,800 $10,800 $10,800 $10,800
Rent $50,400 $50,400 $50,400 $50,400 $50,400
Utilities $19,200 $19,200 $19,200 $19,200 $19,200
Salaries $104,000 $104,000 $104,000 $104,000 $104,000
Insurance $6,000 $6,000 $6,000 $6,000 $6,000
Office supplies $3,600 $3,600 $3,600 $3,600 $3,600
Trash pickup $2,800 $2,800 $2,800 $2,800 $2,800
Cleaning Supplies $5,200 $5,200 $5,200 $5,200 $5,200
Licenses $855 $855 $855 $855 $855
Property tax $300 $300 $300 $300 $300
Internet/ phone/ website $8,470 $8,470 $8,470 $8,470 $8,470
Commercial Hood Cleaning $675 $675 $675 $675 $675
Snow removal $300 $300 $300 $300 $300

Operating Profit $251,400 $301,400 $339,900 $369,325 $387,862

This information is provided by B'More Made with Pride Commercial & Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Menu.pdf

Menu_Print.pdf

verification letter.jpg

Investment Round Status

Target Raise $25,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends December 10, 2021

Summary of Terms

Legal Business Name B'More Made with Pride

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 2.5%-10%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2026

Financial Condition

Other outstanding debt or equity

As of 10/5/2019, B'More Made with Pride Commercial & Cafe has debt of $7500 from Bitty advance and will be senior to any investment raised on Mainvest. In addition to the B'More Made with Pride Commercial & Cafe's outstanding debt and the debt raised on Mainvest, B'More Made with Pride Commercial & Cafe may require additional funds from alternate sources at a later date.

2019 and 2020 taxes

B'more Made has filed 2019 and 2020 taxes, but has not received tax returns.

In 2019, Natasha Wainwright's SSN was compromised, and as a result, her 2019 taxes were not accepted. Due to issues with her accountant, she was unable to file until 2021.

Our team is aware of what our tax liability will be, and is prepared for it from a cash flow perspective.

When B'more Made receives tax returns from the IRS, we will make them available to investors.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of B'More Made with Pride Commercial & Cafe to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

B'More Made with Pride Commercial & Cafe operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. B'More Made with Pride Commercial & Cafe competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from B'More Made with Pride Commercial & Cafe's core business or the inability to compete successfully against the with other competitors could negatively affect B'More Made with Pride Commercial & Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in B'More Made with Pride Commercial & Cafe's management or vote on and/or influence any managerial decisions regarding B'More Made with Pride Commercial & Cafe. Furthermore, if the founders or other key personnel of B'More Made with Pride Commercial & Cafe were to leave B'More Made with Pride Commercial & Cafe or become unable to work, B'More Made with Pride Commercial & Cafe (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which B'More Made with Pride Commercial & Cafe and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, B'More Made with Pride Commercial & Cafe is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

B'More Made with Pride Commercial & Cafe might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If B'More Made with Pride Commercial & Cafe is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt B'More Made with Pride Commercial & Cafe

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect B'More Made with Pride Commercial & Cafe's financial performance or ability to continue to operate. In the event B'More Made with Pride Commercial & Cafe ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither B'More Made with Pride Commercial & Cafe nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

B'More Made with Pride Commercial & Cafe will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and B'More Made with Pride Commercial & Cafe is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although B'More Made with Pride Commercial & Cafe will carry some insurance, B'More Made with Pride Commercial & Cafe may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, B'More Made with Pride Commercial & Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect B'More Made with Pride Commercial & Cafe's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of B'More Made with Pride Commercial & Cafe's management will coincide: you both want B'More Made with Pride Commercial & Cafe to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want B'More Made with Pride Commercial & Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while B'More Made with Pride Commercial & Cafe might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If B'More Made with Pride Commercial & Cafe needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with B'More Made with Pride Commercial & Cafe or management), which is responsible for monitoring B'More Made with Pride Commercial & Cafe's compliance with the law. B'More Made with Pride Commercial & Cafe will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if B'More Made with Pride Commercial & Cafe is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if B'More Made with Pride Commercial & Cafe fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of B'More Made with Pride Commercial & Cafe, and the revenue of B'More Made with Pride Commercial & Cafe can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of B'More Made with Pride Commercial & Cafe to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by B'More Made with Pride Commercial & Cafe. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion
B'More Made with Pride Commercial & Cafe isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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